Exhibit 1

FOR IMMEDIATE RELEASE	20 December 2012

WPP PLC (“WPP”)

Wunderman acquires a majority stake in Bienalto,

a leading digital marketing and analytics consultancy in Australia

WPP announces that its wholly-owned operating company Wunderman, the world’s largest global digital and relationship marketing network, with revenues of approximately $1 billion, has acquired a majority stake in Mayko Trading Pty Ltd (trading as “Bienalto”), a leading digital marketing and analytics consultancy based in Sydney, Australia.

Founded in 2005 and based in Sydney, Bienalto is well-known for its expertise in designing and optimising customer experience and engagement with digital platforms. The company employs around 24 people and clients include Suncorp, Colonial First State Global Asset Management, Dan Murphy’s, Bell Direct, Frontline Systems, Flordis, Engineers Australia and the Federal and State Governments.

This investment reflects the Group’s commitment to grow its digital capabilities and to support this growth with a strong independent technology capability. In 2011, WPP’s digital revenues were approximately 30% of its total global revenues of more than $16 billion. WPP has set a target of 35-40% of revenue to be derived from digital in the next five to 10 years.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204